
FOURPLAY SOCIAL
2023 REPORT

Share Report

Dear investors,

To our incredibly supportive investors - thank you for the continued support over the past year. Though we had more challenges than we had anticipated, we ended 2023 on a high and are starting 2024 off incredibly strong. The new user base continues to grow by over 10% month-over-month, and we're approaching 25,000 users. We're ready to start launching Fourplay in more cities and we have incredibly high hopes for 2024 and beyond.

We need your help!

Help us bring Fourplay to new cities. The waitlist continues to grow and we are ready to launch the app in new markets, specifically Philadelphia and Chicago next, but we need help! We're a small team of three, and one of us is a full-time engineer. If you have connections in Philadelphia or Chicago, or if you live in those cities and have ideas for how we can successfully launch, please let us know! We're also always looking to expand our professional networks. If you know any investors or experienced growth/marketers we'd love an introduction!

Sincerely,

Julie Griggs
Co-Founder & CEO

Danielle Dietzek
Co-Founder and CGO

Our Mission

* Available for both iOS and Android * Available in all major US cities with at least 8 million users * Listed in the top 5 for both "Social Networking" & "Lifestyle" apps on the App Store * Available in the UK, India, and China (these regions plus the United States are forecasted to generate $2 billion in revenue in 2022)

Our Website ⤢


How did we do this year?

REPORT CARD

B+

☺ The Good	☹ The Bad
Finished building a completely new product in-house	Delays in getting the new product being finished
Did a soft re-brand	Technical glitches and bugs on the app that hindered the user experience and needed to be addressed
Launched in a new city (Boston), relaunched in NYC, and grew the new user base by >10% month-over-month since	We had to spend more money on rebuilding the new product than we had anticipated

2023 At a Glance

January 1 to December 31

$0 [100%]
Revenue

-$182,412
Net Loss

IOU!

$4,825 +336%
Short Term Debt

$902,456
Raised in 2023

$98,000
Cash on Hand
As of 01/ 1/24

INCOME BALANCE NARRATIVE

Revenues
Profit
$366
-$84,414
$0
-$182,412
2022
2023

Net Margin: 0% **Gross Margin:** 0% **Return on Assets:** -33% **Earnings per Share:** -$40.20 **Revenue per Employee:** $0

Cash to Assets: 67% **Revenue to Receivables:** ~ **Debt Ratio:** 1%

WEFUNDER_Fourplay_Social_2020___2021_Financials.pdf

2022_FINANCIALS_FOR_WEFUNDER.pdf

We ❤ Our 105 Investors

Thank You For Believing In Us

Erika Lucas	Casey Williams	Mindy Reiss	Jerry Nogueras	Daniel Walsh	Jennifer March
Kevin Gannon	Alison Sklar	Shannon L. Cooper	Peter Hillowe	Sahana Zutshi	Martin Davalos
Jamie Keel	Rebecca Heller	Jillian Green Loughran	Kyle Robb	Domizio Family	Ahniwake Rose
Gregory Marinaccio	Oeishi Banerjee	Michele Berkowitz Levine	Lisa Marie	Maya Dolan	Zachary Abramowitz
Avery Normyle	Jashan Preet	Silviya Velani	Madeleine Sophia Lynch	Ilana Dunn	Darren McCleary
Katherine C.	Robert Dunnette	Rory MacQueen	Elizabeth Buffolino	Jessica Strait	Emily Schwartz
Donna Quinn	Aubrey Drake	Jimmy Piontak	Malcolm Foreman	Benjamin Solaski	Shanna Blair Grandis
Christian Guerriero	Emily Silverman	Elischke De Villiers	Grace Gathright	Joshua Paul	Karan Alimchandani

Sidarta Tanu	Zakiyah Williams	Joe Wilson	Jeff Bargmann	Matt Day	Felix Vayssieres
Menachem Grunfeld	Katrina Vigo	Elizabeth Dietzek	Casey Waltz	Hanna Zwerver	Edythe Lavine
Kelly Corley	Angie Skelly	Shyra Reiss	Alex Fox	Antonios Malamatinakis	Larry & Nancy Holzberg
Byron Lowery	Nicole Jakubow	Cheri Ruane	Dana Webman	Joshua Kohler	Olamide Gbotosho
Lori Ratner	Davinder Sharma	Kate Berkowitz	Leonardo Prieto	Gregory Dunn	George Le
Nigel Britto	Anna Winters	Fallon Holmes	Jahreal Symister	Allie Dietzek	Perri Dreiblatt
Larry Hawkins	Patrick Tierney	William Littlejohn	Ahlia Bethea	Jon Sheridan	Kevin Kelly
Michael Neal	Phuong Nguyen	Kate Ginnard	Adam Knihtila	Marna Becker	Guy Parry
Cheyenne Lake	Allison Byers	Jessica Sanchez	Noah Posner	Liam Zsolt	Michele Martinho

Thank You!

From the Fourplay Social Team



Julie Griggs

Co-Founder & CEO

Self-Starter: Taught herself Quickbooks, payroll, project management, operations, and built her own network via LinkedIn. Infectiously Passionate: Can do the...



Danielle Dietzek

Co-Founder & CGO

Natural Growth Hacker: Figured out how to effectively guerilla market and create a viral brand. Sells Capes to Superheroes: Skilled in writing for publicity, recruitment and social...



Danny Barnes

VP of Engineering

Has over 9 years of experience as a full-stack software engineer and reported directly to the CEO at his last company....

Details

The Board of Directors

Director	Occupation	Joined
Danielle Dietzek	Co-Founder @ Fourplay Social	2019
Julie Griggs	Co-Founder @ Fourplay Social	2019

Officers

Officer	Title	Joined
Danielle Dietzek	Co-founder	2019
Julie Griggs	Co-founder	2019

Voting Power

Holder	Securities Held	Voting Power
Julie Griggs	1,670 Common stock	36.8%
Danielle Dietzek	1,670 Common Stock	36.8%

Past Equity Fundraises

Date	Amount	Security	Exemption
12/2019	$18,000	Common Stock	Other
12/2019	$24,000	Common Stock	Other
12/2019	$24,000	Common Stock	Other
12/2020	$8,461	Common Stock	Other
12/2020	$3,433	Common Stock	Other
12/2020	$1,565	Common Stock	Other
12/2021	$20,913	Common Stock	Other
12/2021	$27,900	Common Stock	Other
12/2021	$4,234	Common Stock	Other
01/2022	$8,000	Common Stock	Other
03/2023	$92,456		4(a)(6)
04/2023	$810,000	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	5,000	4,538	Yes

Warrants: 0
Options: 462

Form C Risks:

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal or operational consequences. Fourplay puts a strong focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The user base for the Company is based on the concept of those users being able to take advantage of its services. A pandemic or other unexpected major event could significantly impact the user base and may force a suspension of activities in some markets.

The Company does not conduct criminal background checks or identity verification checks conducted on users. However, the Company is forthright in disclosing this information and takes active steps to protect its user base. However, the risk remains that users of the service could be injured or assaulted by other users of the service.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

The Company has made certain assumptions about the online social networking and dating space in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors, changes in user preferences and shifts in user demographics. In order to mitigate this risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The company diligently researches publicly-available information and initiatives of competitors. changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce trademark and other intellectual property rights. However, there is no guarantee that any trademark or other applications we may in the future file will be approved, and even registrations that receive approval could subsequently be held invalid due to our conduct or challenges by third parties. Similarly, we could lose valuable trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights could involve costly legal processes that we may not be able to bring to a successful conclusion.

The Company's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, the Company plans to secure key person life insurance when such coverage is deemed financially prudent. Also, the Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third party contractual relationships. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company is an early stage company incorporated in February 2022. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Fourplay Social Inc.

Delaware Corporation
Organized February 2022
3 employees
301 E 78th Street
Apt 9A
New York NY 10075 http://fourplaysocial.com

Business Description

Refer to the Fourplay Social profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Fourplay Social has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late 2023 Annual Report

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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